

04004469

SECURITIES .   JN
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 3 2004

SEC FILE NUMBER

8-42477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:Benjamin Securities Investment Company, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3603 Ridgeview Drive

(No. and Street)

Missouri City	Texas	77459-4046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　　Benjamin F. Smith　　　　　　　　　　　　　　　　　281-403-0009
　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

　　　　　　Giarra, Nicholas

(Name – if individual, state last, first, middle name)

5718 Grape Street	Houston	Texas	77096
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Ds
3/19

OATH OR AFFIRMATION

I, ___Benjamin Franklin Smith, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Benjamin Securities Investment Company, Inc._____, as of ___December 31_____, 20 _03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Benjamin F. Smith
Signature

Chief Executive Officer
Title

Notary Public

DEV JYOTI SINHA
Notary Public
STATE OF TEXAS
My Comm. Exp. 03-31-2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Benjamin Securities Investment Company, Inc.

We have audited the accompanying statement of financial condition of Benjamin Securities Investment Company, Inc. (a Texas Corporation) as of December 31, 2003 and the related statements of income, changes in financial condition, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, statement indicating exemption to 15c3-3, statement relating to the possession or control requirements under rule 15c3-3, and reconciliation of computation of net capital under rule 15c3-1 and computation for determination of the reserve requirement under exhibit A of rule 15c3-3 for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities Investment Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Nicholas Giarra, CPA
Houston, Texas
February _10_, 2004

Benjamin Securities Investment Co., Inc.
BALANCE SHEET
As of December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash in bank, Wells Fargo	$ 5,399.73	$ 2,925.43
Deposit SWS Securities	10,106.30	10,050.76
SWS Securities Money Mkt Acct	5,972.44	1,687.22
Accts receiv., allowable	5,896.79	6,464.11
Accts receiv., non-allowable	7,212.58	6,812.00
Total Current Assets	34,587.84	27,939.52
INVESTMENTS		
PROPERTY AND EQUIPMENT		
Computers & equipment	16,048.71	13,810.12
Less: Accumulated Depreciation	(13,649.43)	(11,867.21)
Net Property and Equipment	2,399.28	1,942.91
OTHER ASSETS		
Receivable noncustomers	0.00	10,516.25
Total Other Assets	0.00	10,516.25
TOTAL ASSETS	$ 36,987.12	$ 40,398.68

See Accompanying Notes

Benjamin Securities Investment Co., Inc.
BALANCE SHEET
As of December 31, 2003 and 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 16,250.45	$ 256.31
Total Current Liabilities	16,250.45	256.31
LONG-TERM LIABILITIES		
Total Liabilities	16,250.45	256.31
STOCKHOLDERS' EQUITY		
Common Stock: no par value, 1,000,000 shares authorized 10,000 shares issued	10,000.00	10,000.00
Retained Earnings	10,736.67	30,142.37
Total Stockholders' Equity	20,736.67	40,142.37
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 36,987.12	$ 40,398.68

Benjamin Securities Investment Co., Inc.
Income Statement

	12 Months Ended December 31, 2003	12 Months Ended December 31, 2002
Gross Revenue		
Sales commissions	$ 25,287.67	$ 20,408.55
Investment advisory fees	68,572.61	84,356.13
Unrealized gain (loss)	0.00	2,316.29
Dividends received	6.27	172.70
Gains (losses)	0.00	(6,247.94)
Interest income	0.00	3.14
Interest, Deposit-SW Secur.	55.54	50.76
Total Revenue	93,922.09	101,059.63
Operating Expenses		
Employee compensation	60,000.00	68,500.00
Commissions expense	4,593.38	4,196.79
Regulatory fees and expenses	2,132.84	1,003.72
Other operating expenses	25,790.77	33,670.20
Total Operating Expenses	92,516.99	107,370.71
Income before provisions for federal income taxes	1,405.10	(6,311.08)
Federal income tax expense	214.00	0.00
Net Income after taxes	1,191.10	-6,311.08

See Accompanying Notes

1

Benjamin Securities Investment Company, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2003
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	1,191
Depreciation	1,782
Decrease in accounts receivable	11,192
Increase in accounts payable	15,994

Net cash provided by operating activities	30,159

CASH FLOWS FROM INVESTING ACTIVITIES

Computer & equipment acquired	(2,238)
Increase in money market account	(4,285)
Increase in deposit account with Southwest Securities, Inc.(	56)
Dividends paid to stockholders	(21,105)

Net cash provided by (used by) investing activities	(27,684)

NET INCREASE (DECREASE) IN CASH   2,475

CASH AT BEGINNING OF PERIOD   2,925

CASH IN BANK AT END OF PERIOD $5,400

See Accompanying Notes

Note 1 – Summary of Significant Accounting Policies

Preparation of Financial Statements
All books and records are kept on an accrual basis

Income Taxes
The Company is operating as a "C" corporation under federal income tax laws.
Therefore, taxes are calculated and paid on the basis of a "C" corporation.

Investments
The only investments are in the Money Market Fund through Southwest Securities, Inc.
The Company has 284 shares in LA Gear Inc. These shares have a market value less than
the cost of the clearing fees to sell the stock. Therefore, these shares are carried at zero
value.

Note 2 – Fully Disclosed Correspondent Agreement
The Company entered into a FULLY DISCLOSED CORRESPONDENT AGREEMENT
with Southwest Securities, Inc. effective October 2, 1996. This agreement remained in
effect for all of 2003 and is till in effect as of the date of this report.

Note 3 – Restrictions on Cash
As a condition to enter into the fully disclosed correspondent agreement, Southwest
Securities, Inc. required the Company to deposit the sum of $10,000 with Southwest
Securities, Inc. The agreement does not stipulate any restriction on the cash deposit.
However, the Company considers the maintenance of the cash deposit necessary to the
continuation of the correspondent agreement with Southwest Securities, Inc. The value
of the account as of December 31, 2003 was $10,106.30.

Note 4 – Stockholders' Equity
The Company has issued 10,000 shares of no par common stock for $10,000.00

Note 5 – Fidelity Bond
The Company carries a $25,000.00 fidelity bond as required by the National Association
of Securities Dealers, Inc.

Note 6 – Membership in SIPC
The Company is a member of the Security Investors Protection Corporation (SIPC).

Note 7 – Membership in MSRB
The Company is a member of the Municipal Securities Rulemaking Board.

NOTE 8 – Subsequent Events
There have been no subsequent events that have a material impact on these statements.

Benjamin Securities Investment Company, Inc.
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
For the Year Ended December 31, 2003

Balance of liabilities subordinated to
claims of general creditors at beginning of year   0.00

Liabilities subordinated to claims of general
creditors during the year   0.00

Balance of liabilities subordinated to claims of
general creditors at end of year   0.00

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Computation of Net Capital
For the Year Ended December 31, 2003

Total ownership equity from Statement of Financial Condition	$20,736
Deduct ownership equity not allowable for net capital	9,612

Total ownership equity qualified for Net Capital	$11,124
Add: Liabilities subordinated to claims of general creditors Allowable in computation of net capital	0

Total capital and allowable subordinated liabilities	$11,124
Net capital before haircuts on securities positions	11,124
Haircuts on securities positions	(119)

Net capital	$11,005

The above net capital is in agreement with the net capital stated on the Focus Report –
Part IIA filed as of 12-31-2003.

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Statement Indicating the Exemption to 15c3-3 Claimed by the Firm
For the Year Ended December 31, 2003

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii).

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) who, as an introducing broker or dealer, clears all transactions, with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Possession or Control Requirement Under Rule 15c3-3
For the Year Ended December 31, 2003

This broker is an introducing broker on a fully disclosed basis and was not in possession or control of any securities during the year ended December 31, 2003

See Accompanying Notes

NICHOLAS GIARRA
Certified Public Accountant
Houston, Texas

To the Board of Directors and Stockholders
Of Benjamin Securities Investment Company, Inc.

We have examined:
(1) Review of accounting system:
     (a) the accounting system;
     (b) the internal accounting controls;
     (c) the procedures for safeguarding securities; and
     (d) the practices and procedures of the company;
          (i)   in making of periodic computations of aggregate indebtedness and net
                 capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-
                 3(e).
          (ii) in making the quarterly securities examinations, counts, verifications and
                 comparisons and the recordation of differences required by Rule 17a-13
                 (there were no securities held by the firm);
          (iii)   in complying with the requirement for prompt payment for securities
                 of Section 4© of Regulation T of the Board of Governors of the
                 Federal Reserve System; and
          (iv)   in obtaining and maintaining physical possession or control of all fully
                 paid and excess margin securities of customers as required by Par.
                 240.15c3-3. The firm did not have physical possession of any
                 securities during 2003.

(2)   The firm did not have possession of any securities from the beginning of the firm
      to the end of this audit period. Therefore, the firm is exempt from Rule 15c3-3
      Concerning Physical Possession or Control of Securities.

In our examination of the above, we have not found any material inadequacies since the
beginning of the firm on June 14, 1990.

Yours truly,

Nicholas Giarra

Benjamin Securities Investment Company, Inc.
Reconciliation of:
1. Computation of net capital under Rule 15c3-1
2. Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3 for the year ended December 31, 2003

1. This broker did not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs (a)(2)(I) through (v) of Section 15c3-1. Therefore as per Reg. 15c3-1 par a(s)(vi); the minimum net capital requirement is $5,000.
2. A computation for reserve requirements under Exhibit A of Rule 15c3-3 shows a zero reserve requirement.

See Accompanying Notes